Exhibit 99.22

BRIDGEPORT VENTURES INC.

Management Information Circular

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation by management of Bridgeport Ventures Inc. (the “Company”) of proxies to be used at the annual meeting of shareholders of the Company (the “Meeting”) referred to in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”) to be held on September 28, 2011, at the time and place and for the purposes set forth in the Notice. The solicitation is made by the management of the Company and will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of August 22, 2011, unless indicated otherwise.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.

Each shareholder has the right to appoint a person or company, who need not be a shareholder of the Company, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided and striking out the names of management’s nominees in the enclosed form of proxy or by completing another proper form of proxy. All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized. The completed form of proxy must be deposited at the office of Valiant Trust Company, Suite 2950, 130 King St West, Toronto, Ontario M5X 1A9, before 4:00 p.m. (Toronto time) on September 26, 2011, or delivered to the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.           by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid;

2.           by depositing an instrument in writing revoking the proxy executed by him or her:

(a)

with Valiant Trust Company at its office denoted herein at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

(b)	with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or

3.           in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. Where shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to management of the Company should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the commencement of the last completed fiscal year of the Company ended April 30, 2011, no Nominee (as defined below) for election as a director of the Company, and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Each holder of common shares in the capital of the Company (“Common Shares”) of record at the close of business on August 22, 2011 (the “record date”) will be entitled to vote at the Meeting or at any adjournment thereof, either in person or by proxy. As of August 22, 2011, the Company had 50,579,600 issued and outstanding Common Shares. Each Common Share carries the right to one vote per share. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”.

To the knowledge of the directors and executive officers of the Company as of August 22, 2011, no person beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Common Shares.

NON-REGISTERED HOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered in the name of a nominee such as an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either be given a form of proxy or a request for voting instructions (often called a “proxy authorization form”). In either case, Non-Registered Holders who wish their Common Shares to be voted at the Meeting should carefully follow the instructions of their Intermediary or other nominee, including those regarding when and where the proxy or proxy authorization form is to be delivered.

COMPENSATION OF EXECUTIVE OFFICERS

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal years ended April 30, 2011 and 2010 in respect of the individuals who served, during the fiscal year ended April 30, 2011, as the Chief Executive Officer and the Chief Financial Officer of the Company (the “Named Executive Officers”). The Company had no other executive officers whose total salary and bonus during the fiscal year ended April 30, 2011 exceeded $150,000.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended April 30,	Salary	Share- based awards	Option-based awards(5)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual Incentive Plans	Long- term incentive plans
Shastri Ramnath, Chief Executive Officer (1)	2011	$91,250	Nil	$1,214,400	Nil	Nil	Nil	Nil	$1,305,650
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Hugh Snyder, Chairman and Former Chief Executive Officer (2)	2011	$65,625	Nil	Nil	Nil	Nil	Nil	Nil	$65,625
	2010	$37,500	Nil	$472,000(3)	Nil	Nil	Nil	Nil	$509,000
Carmelo Marrelli, Chief Financial Officer	2011	$40,000	Nil	Nil	Nil	Nil	Nil	Nil	$40,000
	2010	$36,000	Nil	$8,000(4)	Nil	Nil	Nil	Nil	$44,000

Note(s):

(1)	Ms Ramnath was appointed as President and Chief Executive Officer effective September 29, 2010.

(2)

Mr. Snyder was appointed as Chairman of the Board and director effective November 11, 2009 and as Chief Executive Officer effective January 11, 2010. Mr. Snyder resigned as Chief Executive Officer effective September 29, 2010.

(3)

On November 12, 2009, the Company granted 200,000 stock options to Mr. Hugh Snyder pursuant to the Company's stock option plan, exercisable for one Common Share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.7% and an expected maturity of 5 years. On December 8, 2009, the Company granted 300,000 options to Mr. Hugh Snyder pursuant to the Company's stock option plan, exercisable for one Common Share each at a price of$1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one third on the date of grant and one -third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years.

(4)

On August 20, 2009, the Company granted 100,000 stock options to Mr. Carmelo Marrelli, exercisable for one Common Share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $8,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

(5)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Company’s share price.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of April 30, 2011.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the -money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
Shastri Ramnath	400,000	$1.05	September 23, 2015	Nil	Nil	Nil
	1,600,000	$1.00	December 21, 2015	Nil	Nil	Nil
Hugh Snyder	200,000	$1.20	November 12, 2014	Nil	Nil	Nil
	300,000	$1.40	December 7, 2014	Nil
Carmelo Marrelli	100,000	$0.35	August 20, 2014	$32,000	Nil	Nil

Notes:

(1)	Based upon the closing price of the Common Shares as at April 28, 2011 which was $0.67 per share.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Company ended April 30, 2011 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option- based awards – value vested during the year(1)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year
Shastri Ramnath	$404,800	Nil	Nil
Hugh Snyder	$157,333	Nil	Nil
Carmelo Marrelli	Nil	Nil	Nil

(1) The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Summary Compensation Table” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Company’s share price.

For further details concerning the incentive plans of the Company, please see “Summary of Stock Option Plan” below.

COMPENSATION DISCUSSION AND ANALYSIS

The Company’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Company attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Company.

The Company’s compensation arrangements for the Named Executive Officers may, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of the Company, compensation of the Named Executive Officers to date has emphasized meaningful stock option awards to attract and retain Named Executive Officers and to a certain extent, conserve cash. This policy may be re-evaluated in the future to instead emphasize increased base salaries and/or cash bonuses with a reduced reliance on option awards, depending upon the future development of the Company and other factors which may be considered relevant by the board from time to time.

During fiscal 2011, (i) the current President and Chief Executive Officer of the Company received a salary of $91,250 and stock option grants valued at $1,214,400 (in consideration of her services from September 29, 2010 to fiscal year end as President and Chief Executive Officer of the Company); (ii) the Chairman and former Chief Executive Officer of the Company received a salary of $65,625 (in consideration of his services from May 1, 2010 to September 29, 2010 as Chief Executive Officer of the Company, and to fiscal year end as Chairman of the Company); and (iii) the Chief Financial Officer of the Company was paid a salary of $40,000. The compensation program of the Company is designed to reward such matters as exploration success, market success, share performance, and the ability to implement strategic plans. The board of directors of the Company establishes and reviews the Company’s overall compensation philosophy and its general compensation policies with respect to the Chief Executive Officer and other officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The board then evaluates each officer’s performance in light these goals and objectives. In determining compensation matters, the board may consider a number of factors, including the Company’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. The current overall objectives of the Company’s compensation strategy is to reward management for their efforts, while conserving cash where advisable given market conditions and current exploration and development plans. With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, the Company has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the board level with respect to the above-noted considerations and any other matters which the board may consider relevant on a going-forward basis, including the cash position of the Company.

Existing options held by the Named Executive Officers at the time of subsequent option grants are taken into consideration in determining the quantum or terms of any such subsequent option grants. Options have been granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Company. The size of the option awards is in proportion to the deemed ability of the individual to make an impact on the Company’s success.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES
AND EMPLOYMENT CONTRACTS

Other than as set forth below, there are currently no employment contracts between the Company and any Named Executive Officer, nor any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive payments from the Company in the event of a resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change of control.

The Company is party to an employment agreement with Ms. Shastri Ramnath which may be terminated either (i) without notice or payment in lieu of notice for just cause; or (ii) without cause upon payment to Ms. Ramnath of one month’s base salary and pro rata average annual bonus per completed year of service (subject to a minimum of 6 months and a maximum of 24 months) plus accrued and unused vacation. In addition, if at any time there is a “change of control” of the Company (as defined in the agreement), and within 12 months of such change of control the Company gives notice of its intention to terminate Ms. Ramnath’s employment or there is a material change in the duties or other responsibilities of Ms Ramnath and she elects to terminate such agreement, then Ms. Ramnath shall be entitled to receive a lump sum payment equal to her annual base salary and average annual bonus (as calculated in accordance with the terms of the agreement) and all stock options held by Ms. Ramnath shall vest.

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers currently do not receive any cash fees for their services, other than (i) the Chairman of the Audit Committee who receives a fee of $30,000 per annum; and (ii) the Chairman of the Technical Committee who receives a fee of $7,000 per annum, together with additional fees in the event of additional duties required in connection with new acquisitions at rates which are determined by the Company on a case by case basis based upon the nature and extent of work required. During fiscal 2011, the Chairman of the Technical Committee received an aggregate of $54,500 in such fees. Directors who are not officers are also entitled to receive compensation to the extent that they provide services to the Company at rates that would be charged by such directors for such services to arm’s length parties. During the year ending April 30, 2011, the Chairman of the Company received a management consulting fee of $65,625.

Directors are eligible to participate in the stock option plan of the Company (the “Plan”). As of August 22, 2011, the Company had outstanding options to purchase 5,037,500 Common Shares, of which 3,550,000 options have been granted to current directors of the Company.

The Company maintains liability insurance for the directors. The current policy of insurance is in effect until January 7, 2012 and a premium of $15,120 has been paid by the Company. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $5,000,000 with a deductible limit of $20,000 per claim. No claims have been made or paid under such policy.

Director Compensation

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal year ended April 30, 2011, in respect of the individuals who were, during the fiscal year ended April 30, 2011, directors of the Company other than the Named Executive Officers.

Name	Fees Earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Jon North	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Graham Clow	$10,000(4)	Nil	$116,500(3)	Nil	Nil	Nil	$126,500
Wolf Seidler	54,500 (2)	Nil	Nil	Nil	Nil	Nil	$54,500

Notes:

(1)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Company’s share price.

(2)	Paid in consideration of services provided to the Company as Chairman of the Technical Committee .

(3)

On January 7, 2011, the Company granted 250,000 stock options to Mr. Clow pursuant to the Plan, exercisable for one Common Share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of five years.

(4)	Paid in consideration of services provided to the Company as Chairman of the Audit Committee.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors of the Company other than the Named Executive Officers as of April 30, 2011.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the -money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Jon North	200,000	$0.35	August 20, 2014	$64,000	Nil	Nil
Graham Clow	250,000	$1.00	January 7, 2016	Nil	Nil	Nil
Wolf Seidler	250,000	$2.15	January 11, 2015	Nil	Nil	Nil

Notes:

(1)	Based upon the closing price of the Common Shares as at April 28, 2011 which was $0.67 per share.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Company ended April 30, 2011 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors of the Company, other than the Named Executive Officers.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Jon North	Nil	Nil	Nil
Graham Clow	$38,833	Nil	Nil
Wolf Seidler	$126,583	Nil	Nil

(1)           The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Director Compensation” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Company’s share price.

AUDIT COMMITTEE

Additional information concerning audit committee matters, including the qualifications of members, audit fees paid and the text of the audit committee charter are set forth in the annual information form of the Company for the fiscal year ended April 30, 2011, available on SEDAR at www.sedar.com.

PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return of the Common Shares (from October 9, 2009, to April 30, 2011) with the cumulative total return of the S&P/TSX Composite Index for the same period.

	October 9, 2009(1)	April 30, 2010(1)	April 29, 2011
Common Shares	100	307.14	95.71
S&P/TSX Composite Index	100	106.77	121.93

Note(s):

(1)           The Common Shares commenced trading on the TSX Venture Exchange on October 9, 2010. Subsequently, the Common Shares ceased trading on the TSX Venture Exchange and graduated to the TSX effective April 16, 2010. Value as at October 9, 2010 is based on the closing price of the Common Shares on the TSX Venture Exchange on such date; value as at April 30, 2010 is based on the closing price of the Common Shares on the TSX on such date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Company as at April 30, 2011. As of both April 30, 2011 and August 22, 2011, the Plan is the only equity compensation plan of the Company.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,565,000	$1.06	492,960(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,565,000	$1.06	492,960(1)

Note(s):

(1)	Based upon an aggregate of 50,579,600 Common Shares issued and outstanding as of April 30, 2011.

SUMMARY OF STOCK OPTION PLAN

The shareholders of the Company initially approved the Plan on December 18, 2007. The number of Common Shares currently reserved for issuance under the Plan may not exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time. An aggregate of 5,057,960 Common Shares (representing approximately 10% of the issued and outstanding Common Shares as of the date hereof) are currently issuable upon exercise of options granted pursuant to the Plan that have not been cancelled or exercised. Accordingly, the Company may grant an additional 20,460 options under the Plan as of the date hereof, based upon the aggregate of 50,579,600 Common Shares issued and outstanding as of August 22, 2011.

The purpose of the Plan is to attract, retain and motivate service providers by providing them with an opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The Plan contains no provision for the transformation of stock options into stock appreciation rights. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The total number of Common Shares which may be reserved for issuance to any one individual under the Plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of Common Shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of Common Shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the Plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the market price of the Common Shares at the time the option is granted.

DIRECTOR ATTENDANCE

The information set forth below reflects the attendance of each director of the Company at each meeting of the board of directors of the Company and the various committees thereof during the fiscal year ended April 30, 2011.

Name(1)	Board of Directors Meetings (6 in total)	Audit Committee Meetings (4 in total)	Technical Committee Meetings (3 in total)
Shastri Ramnath	4 of 6	N/A	2 of 2
Hugh Snyder	6 of 6	N/A	3 of 3
Jon North	5 of 6	4 of 4	1 of 1
John McBride (2)	4 of 5	3 of 3	N/A
Wolf Seidler	6 of 6	4 of 4	3 of 3
Graham Clow(1)	1 of 1	1 of 1	N/A

(1)	Mr. Clow was appointed as a director of the Company, effective January 7, 2011.
(2)	Mr. McBride resigned as a director of the Company effective January 7, 2011.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have published National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), setting forth guidelines for effective corporate governance and corresponding disclosure requirements. NP 58-201 contains guidelines concerning matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires disclosure by each corporation of its approach to corporate governance annually, as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Company’s approach to corporate governance as required pursuant to NI 58-101.

1.           Board of Directors

NI 58-101 defines an “independent” director as a director who has no direct or indirect material relationship with the Company which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgement.

The board of directors is currently comprised of four members, three of whom the board has determined are “independent” within the meaning of NI 58-101.

Mr. Hugh Snyder has been appointed as the Chairman of the Board of the Company whose role it is to oversee the operations of the board, chair meetings of the independent directors and carry out other duties as required from time to time. The independent directors will also, where necessary, hold separate meetings without management and any non-independent directors present.

Mr. Snyder and Ms Ramnath are each considered to be non-independent directors as they each serve as executive officers or past executive officers of the Company.

Messrs. North, Clow and Seidler are considered to be independent directors since none of them, in the view of the board, have a direct or indirect material relationship with the Company which could be reasonably expected to interfere with the exercise of such directors’ independent judgement.

For a discussion of the attendance of each of the directors at meetings of the Board held during the fiscal year ended April 30, 2011, please see “Director Attendance” above.

Mr. North is currently also serving as a director of Northquest Ltd. and New Dawn Mining Corp.

Mr. Seidler is currently also serving as a director of Baja Mining Corp.

2.           Board Mandate

The Company’s board of directors is responsible for the stewardship of the Company and for supervising the management of its business and affairs. The board of directors reviews, discusses and approves various matters relating to the Company’s strategic direction, business and operations and its organizational structure, with a view to the Company’s best interests.

While management is responsible for the day to day conduct of the Company’s business, in carrying out its supervisory responsibilities, the board (or the committees of the board, as the case may be) has numerous responsibilities, including: (a) adopting a strategic planning process and approving a strategic plan; (b) identifying the Company’s principal business risks and ensuring the implementation of appropriate systems to manage these risks; (c) developing policies and procedures to ensure the integrity of the Company’s internal control and management information systems; (d) ensuring appropriate standards of corporate conduct; (e) ensuring implementation of appropriate environmental stewardship and health and safety management systems; (f) reviewing and approving compensation of senior management; (g) adopting corporate governance guidelines or principles applicable to the Company; and (h) reviewing annually the contribution of the board as a whole, the committees of the board and each of the directors. The board of directors has not adopted a formal mandate.

3.           Position Descriptions

Given the small size of the Company’s infrastructure and the existence of only two officers and five directors, the board of directors does not feel that it is necessary at this time to formalize position descriptions or corporate objectives for either the chairmen of the committees of the Board or the Chief Executive Officer in order to delineate their respective responsibilities. Accordingly, these roles are delineated on the basis of customary practice. Mr. Hugh Snyder has been appointed as the Chairman of the Board, whose duties include: (i) providing leadership to and chairing meetings of the board of directors; (ii) establishing the agenda for each meeting of the board of directors, with input from other board members and any other parties as applicable; (iii) ensuring that board materials are available to any director on request; (iv) ensuring that the members of the board understand and discharge their duties and obligations; (v) fostering ethical and responsible decision making by the board of directors and its individual members; and (vi) facilitating effective communication between members of the board and management.

4.           Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new Board members, information (such as recent annual reports, prospectus, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new board member to ensure that new directors are familiarized with the Company’s business and the procedures of the board of directors. In addition, new directors are encouraged to visit and meet with management on a regular basis, and to pursue continuing education opportunities where appropriate.

5.           Ethical Business Conduct

The board of directors has assumed responsibility for developing the Company’s approach to governance issues. The board of directors has adopted a written code of ethics to encourage and promote a culture of ethical business conduct. The board is responsible for monitoring compliance with the code. A copy of the code of ethics can be obtained by contacting the head office of the Company at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

In the event that a director or executive officer has a material interest in any transaction being considered by the board of directors, any such conflict will be subject to and governed by procedures prescribed by the Business Corporations Act (Ontario) (the "OBCA") which require a director or officer of a corporation experiencing such a conflict to disclose his interest and refrain from voting on any such matter unless otherwise permitted by the OBCA.

6.           Nomination of Directors

The board of directors performs the functions of a nominating committee with responsibility for the appointment and assessment of directors. The board of directors believes that this is a practical approach at this stage of the Company’s development and given the small size of the board. The board has however adopted formal nominating procedures, which provide that a majority of the independent directors shall be responsible for selecting nominees for consideration by the board as a whole. The independent directors, in selecting and evaluating candidates for nomination, shall give consideration various factors including: (i) the goal of having more than a majority of the board consist of independent directors; (ii) the business experience of candidates; (iii) the candidates’ other obligations and time commitments and their ability to attend meetings in person; and (iv) the candidates’ geographic representation and occupation with respect to existing board geographic representation and occupations represented.

7.           Compensation

The board of directors reviews on an annual basis the adequacy and form of compensation of directors and officers to ensure that the compensation of the board of directors reflects the responsibilities, time commitment and risks involved in being an effective director and/or officer. The board of directors believes such determinations to be appropriately objective as the majority of the directors of the Company are independent. All directors and officers are also eligible to participate in the Company’s Plan. See “Compensation of Directors” and “Summary of Stock Option Plan”.

8.           Other Board Committees

As at August 22, 2011, the board of directors has two formal committees – the Audit Committee and the Technical Committee.

Audit Committee

The mandate of the audit committee is formalized in a written charter. The members of the audit committee for the financial year of the Company ended April 30, 2011 were Graham Clow (Chairman), Wolf Seidler and Jon North. The audit committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor the Company’s financial reporting process and control systems, review and appraise the audit activities of the Company’s independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters.

Technical Committee

The Company has established a technical committee, the members of which are Wolf Seidler (Chairman), Hugh Snyder and Shastri Ramnath. The committee’s duties and responsibilities include assisting with technical matters relating to the operations of the Company.

9.           Assessments

The board of directors assesses, on an annual basis, the contributions of the board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subject to the limitations contained in the OBCA, the by-laws of the Company provide that the Company is required to indemnify a director or officer, former director of officer or person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of having been a director or officer of such body corporate if (a) he or she acted honestly and in good faith with a view to the best interests of the Company, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Company shall also indemnify such persons in such circumstances as the OBCA permits or requires, all in accordance with the by-laws of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is currently no outstanding indebtedness owing to the Company or any subsidiary of the Company, or to another entity which is or was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any subsidiary of the Company, of (i) any director, executive officer or employee of the Company or any of its subsidiaries; (ii) any former director, executive officer or employee of the Company or any of its subsidiaries; (iii) any proposed nominee for election as a director of the Company (a “Nominee”); or (iv) any associate of any current or former director, executive officer or employee of the Company or any of its subsidiaries or of any Nominee.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the Common Shares (or any director or executive officer thereof), or Nominee for election as a director of the Company, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed fiscal year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company or any subsidiary of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.           Financial Statements

The shareholders will receive and consider the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2011 together with the auditor’s report thereon.

2.           Election of Directors

Under the constating documents of the Company, the Board is to consist of a minimum of one and a maximum of 20 directors, to be elected annually. Shareholders will be invited to elect five directors at the Meeting by voting for or withholding their votes in respect of each of the Nominees named below. Each director holds office until the next annual meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the Company’s by-laws. On any ballot that may be called for in the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for each of the proposed Nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the Common Shares be withheld from voting in respect of any such Nominee(s) set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other Nominees at their discretion.

The following table sets out the name of each of the Nominees, all positions and offices in the Company held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Company and the approximate number of Common Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction:

Name and Province of Residence	Position	Principal Occupation for Five Preceding Years	Director Since	Number of Common Shares Held, Controlled or Directed (1)
Shastri Ramnath(3) Ontario, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company (2010 to present) Area Geologist – Special Projects, Quadra FNX Mining Ltd., an exploration and resource group (2002 to 2010)	2010	15,000
Hugh Snyder(3) Ontario, Canada	Chairman and Director	President, H.R. Snyder Consultants, a consulting firm	2009	2,900,000
Graham Clow(2) Ontario, Canada	Director	Chief Financial Officer, New Dawn Mining Corp., a gold exploration and production company (2005 to present)	2011	4,500
Jon North(2) Ontario, Canada	Director	President, Northquest Ltd., mineral exploration company (2008 to present) President and Chief Executive Officer, North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.), mineral exploration company (1997 to 2007)	2007	25,000
Wolf Seidler(2) (3) Ontario, Canada	Director	Consultant/project manager for French Nuclear Waste Agency (Andra)	2010	20,000

Notes:

(1)

The information as to Common Shares beneficially owned (directly or indirectly) or over which the Nominees exercise control or direction not being within the knowledge of the Company has been furnished by the respective Nominees individually.

(2)	Member of the Audit Committee of the Company.

(3)	Member of the Technical Committee of the Company.

The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy in favour of the election of each of the Nominees set forth in this information circular unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of any such Nominee(s).

3.           Appointment of Auditors

The directors propose to nominate McGovern Hurley Cunningham LLP, the present auditors, as the auditors of the Company to hold office until the close of the next annual meeting of shareholders. McGovern Hurley Cunningham LLP were first appointed auditors of the Company on August 27, 2009. In the past, the directors have negotiated with the auditors of the Company on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Company were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint McGovern Hurley Cunningham LLP as auditors of the Company to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The management representatives named in the attached form of proxy intend to vote in favour of the appointment of McGovern Hurley Cunningham LLP as auditors of the Company and in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for the year ended April 30, 2011. Shareholders may contact the principal office of the Company located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5, to request copies of the Company’s financial statements and management discussion and analysis for its most recently completed fiscal year.

APPROVAL

The contents and the sending of this information circular have been approved by the directors of the Company.

DATED: August 22, 2011.

(Signed)

Shastri Ramnath
President and Chief Executive Officer